INTERNATIONAL THUNDERBIRD GAMING CORPORATION
FOR IMMEDIATE RELEASE Contact: Investor Relations Albert W. Atallah Phone: (858) 668-1808 ext. 206 e-mail: info@thunderbirdgaming.com	May 29, 2003

Message to our Shareholders on 2003 First Quarter Results

International Thunderbird Gaming Corporation (TSX - INB) announces its financial results for the first quarter ended March 31, 2003. All figures are in US dollars.

Revenues for the first quarter of 2003 from continuing operations were $5.1 million, an increase of 15.3% over 2002 revenues from continuing operations of $4.5 million for the same period. Net income for the period was $676,000 compared to $50,000 in 2002 for the same period. The income for the current period stems from ongoing continuing operations. The earnings per share were $0.03 cents per share in Q1 2003 compared to $nil for the same period in 2002. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.8 million compared to $1 million for the same period in 2002. The Company's working capital deficiency improved as the working capital deficiency went from $2.8 million at December 31, 2002 to $2.2 million at March 31, 2003.

In Panama, revenues continued to grow as the Company enjoyed its first full quarter with the expanded El Panama Casino.

In Guatemala, the Company transitioned to its new contractual arrangement with ILAC and the FPG on March 15, 2003. The Company now receives 65% of the revenue and is responsible for 100% of the operating expenses. The Guatemala operation continues to perform consistently as it has in the past. The Company will soon be completing its expansion of the Salon at the Camino Real Hotel and is confident that additional video gaming machines and a "bar-restaurant", will have a positive impact on profits.

In Nicaragua, the Company enjoyed its first full month under the merged operation with the Pharaoh's Casino beginning March 1, 2003. Revenues for March, April, and May, 2003 have exceeded expectations.

In Venezuela, the operating profit continues to suffer from the devaluation of the local currency. Revenues, in the local currency, for the quarter are comparable to 2002 1st quarter revenues. However, when converted to US dollars, the difference is a 45% decrease in 2003 over 2002. The entity posted a modest gain for the quarter before application of foreign exchange losses, which made for a net loss for the quarter. The Company has not recognized an equity loss due to the "write-down" of its investment in Q4 of 2002. The Casino revenue continues to sustain the

Page 1 12155 Dearborn Place, Poway, California, USA 92064 Phone: (858) 668-1808 Fax: (858) 513-3760 e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com operation and we are hopeful that the Company will enjoy a fair return on its investment in the future.

In Mexico, the NAFTA tribunal issued a lengthy pre-trial order with respect to exchange of evidence and submittal of briefs on the Company's claim against the government of Mexico. The Tribunal also scheduled a trial for the week of April 26, 2004.

The Company continues to pursue a listing on Canada's newest equity market. The Company submitted an application to the Canadian Trading and Quotation System, Inc. (CNQ), for review, and is hopeful that the review process will take between 20 and 30 business days to complete. On May 21, 2003, the CNQ announced its official launch and first day of trading would be Friday, July 25, 2003. According to the announcement, "the [CNQ] will provide an automated, well regulated and transparent marketplace for emerging public companies" The CNQ is currently accepting and processing applications for quotation from issuers to ensure that they will be ready to trade on opening day.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

Page 2 12155 Dearborn Place, Poway, California, USA 92064 Phone: (858) 668-1808 Fax: (858) 513-3760 e-mail: info@thunderbirdgaming.com website: www.thunderbirdgaming.com